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RECEIVED SEC MAIL PROCESSING SECTION
FEB 2 7 2007
WASH, D.C. 156

07001974

SEC ... IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 ALBANY STREET
(No. and Street)

CAZENOVIA (City) NEW YORK (State) 13035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH D. BALDWIN 1-315-655-2964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET (Address) SYRACUSE (City) NEW YORK (State) 13203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEIGH BALDWIN & CO., LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 6/30/07

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIGH BALDWIN & CO., LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2006

TABLE OF CONTENTS

LEIGH BALDWIN & CO., LLC

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of **LEIGH BALDWIN & CO., LLC** as of December 31, 2006, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **LEIGH BALDWIN & CO., LLC** as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 14, 2007

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash	$	323,719
Deposits with clearing organization		100,000
Receivable from brokers and dealers		487,283
Securities owned-marketable, at market value		289,625
Furniture, automobile, equipment and leasehold improvements, at cost, less accumulated depreciation of $56,679		31,645
Prepaid expenses		36,048
TOTAL ASSETS	$	1,268,320
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	667,412
Loan-term loan payable		22,801
Total liabilities		690,213
MEMBERS' EQUITY		578,107
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,268,320

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2006

REVENUE		
Commissions	$	9,084,208
Principal transactions		585,035
Interest and dividends		102,422
Other income		33,524
Total revenue		9,805,189
EXPENSES		
Employee compensation and benefits		443,732
Commissions and floor brokerage		7,957,070
Communications		26,831
Occupancy		45,329
Interest		3,731
Other operating expenses		838,677
Total expenses		9,315,370
NET INCOME		489,819
MEMBERS' EQUITY - BEGINNING OF YEAR		526,331
MEMBERS' CONTRIBUTIONS		--
MEMBERS' DISTRIBUTIONS		(438,043)
MEMBERS' EQUITY - END OF YEAR	$	578,107

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	489,819
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		16,008
(Increase) decrease in:		
Deposit with clearing organization		50,000
Receivable from brokers and dealers		(25,829)
Securities owned, net		123,492
Prepaid expenses		8,261
Increase (decrease) in:		
Payable to clearing organization		(42,481)
Accounts payable, accrued expenses and other liabilities		62,195
Securities sold, not yet purchased, at market value		(520)
NET CASH PROVIDED BY OPERATING ACTIVITIES		680,945
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(6,141)
NET CASH USED IN INVESTING ACTIVITIES		(6,141)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net payment on long term borrowing		(5,559)
Members' distributions		(438,043)
NET CASH USED IN FINANCING ACTIVITIES		(443,602)
NET INCREASE IN CASH		231,202
CASH - BEGINNING OF YEAR		92,517
CASH - END OF YEAR	$	323,719
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	3,731
Taxes paid	$	1,549

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Montana, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in the income statement.

NOTE 1 – (CONTINUED)

Equipment

Equipment is recorded at cost and depreciated over its estimated useful lives, using a modified accelerated cost recovery system (MACRS) for both financial reporting and income tax purposes. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $16,008 for the year ended December 31, 2006.

	Accumulated Depreciation
Leasehold improvements	$ 687
Furniture and Equipment	37,181
Automobile	18,811
Total	$ 56,679

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 – OFF-BALANCE SHEET RISK

The Corporation maintains its cash accounts at various banks and at National Financial Service Corp. The Federal Depositors Insurance Corporation insures the cash held at the banks up to $100,000 per bank. The Securities Investors Protection Corp. protects the cash held at National Financial Services LLC. The Securities Investors Protection Corp. protects unlimited cash and investments. At December 31, 2006 there was no uninsured cash.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2006, the Company had net capital of $462,919 which was $362,919 in excess of its required net capital of $100,000 for 2006. The Company's net capital ratio was 1.49 to 1 at December 31, 2006.

NOTE 4 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has two leases for office space from a related party, Susan Baldwin, wife of the President. One lease is verbal with terms of $2,000 monthly plus 30% of heat and electricity. The second lease is a four-year lease, which commenced January 2004 with monthly rent due of $900 increasing to $1,000 in 2007. Rent expense was $41,303 for the year ended December 31, 2006.

The following is a schedule of future minimum rental payments required under the above operating leases:

Year Ending December 31:	
2007	$ 12,000
Total	$ 12,000

Advertising in the amount of $13,700 was paid to a Corporation owned by a member of the Company.

NOTE 5 – REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

NOTE 6 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

	Owned	Sold, Not Yet Purchased
Certificate of Deposits	$ 225,839	$ -
Municipal Bonds	4,806	-
Common Stock	2,109	-
Mutual Funds	37,764	-
Private Placement	19,107	-
Total	$ 289,625	$ -

NOTE 7 – ADVERTISING

Advertising costs, which are included in other operating expenses, are expensed as incurred. Advertising expense was $102,086 for the year ended December 31, 2006.

NOTE 8 – FINANCIAL INSTRUMENTS

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income. Unrealized gains or losses resulting from hedges of marked to market financial instruments are recorded in principal transactions.

NOTE 8 – (CONTINUED)

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Financial Instrument with Off-Balance Risk

The company enters into various transactions involving derivatives. These financial instruments are exchange-traded options. These derivative financial instruments are used to conduct trading activities and are therefore subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

The credit risk for options are limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces. At December 31, 2006, the Company did not have any financial instruments with off-balance sheet risk.

NOTE 9 – LOAN PAYABLE

The Company has an obligation to NBT Bank bearing interest at 5.94%. The loan is payable in monthly installments of $556.47, including interest, and is collateralized by an automobile. Principal payments through maturity at December 31, 2006, are as follows:

2007	$ 4,555
2008	5,749
2009	6,100
2010	6,397
	$ 22,801

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2006

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. The Company is exempt under SEC rule 15c3-3 paragraph (k)(2)(iii) from having a special reserve bank account for the exclusive benefit of customers. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

LEIGH BALDWIN & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2006

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 578,107
Deductions and/or charges:		
Non-allowable assets:		
Petty cash	$ 2,500	
Furniture and equipment	31,645	
Prepaid expenses	36,048	
Securities owned - not readily marketable	19,107	
Unsecured customer debits	160	89,460
Net capital before haircuts on securities positions		488,647
Haircuts on securities		
Exempt securities - Money market funds	12,868	
Debt securities - Certificate of deposit	6,250	
Debt securities - Municipal bonds	192	
Other securities	5,821	
Undue concentrations	597	25,728
NET CAPITAL		$ 462,919
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 667,412
Long-term loan payable		22,801
TOTAL AGGREGATE INDEBTEDNESS		$ 690,213
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 46,017
Excess net capital (limited due to aggregate indebtedness 6 2/3% over $100,000)		$ 362,919
Excess net capital at 1,500%		$ 416,902
Excess net capital at 1,000%		$ 393,898
Ratio: Aggregate indebtedness to net capital		1.49 to1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 462,921
Rounding		(2)
NET CAPITAL PER ABOVE		$ 462,919

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

In planning and performing our audit of the financial statements and supplemental schedules of **LEIGH BALDWIN & CO., LLC**, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 14, 2007

END